Exhibit 99.3

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Royal & Sun Alliance Insurance Group plc

2) Name of shareholder having a major interest

Barclays plc

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Holding of the shareholder named in 2 above, through the legal entities listed below:

Legal Entity	Holding	Percentage Held
Barclays Global Fund Advisors	389,779	0.0271
Barclays Capital Securities Ltd	26,258,596	1.8235
Barclays Global Investors, N.A.	19,435,488	1.3497
Barclays Global Investors Ltd	30,781,310	2.1376
Barclays Private Bank and Trust Ltd	1,080	0.0001
Barclays Global Investors Japan Ltd	1,151,012	0.0799
Barclays Private Bank Ltd	39,209	0.0027
Barclays Global Investors Australia Ltd	758,613	0.0527
Barclays Private Bank and Trust Ltd	35,000	0.0024
Barclays Bank Trust Company Ltd	114,620	0.0080
Barclays Life Assurance Co Ltd	1,820,534	0.1264
Barclays Global Investors Japan Trust & Banking	3,586,054	0.2490
Group Holding	84,371,295	5.8591

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Registered Holder	Account	Holding
ALMLUFTTL-18409-CHASE MANHATTA	ALMLUFTT	747,119
ASTEXMTTL-21359-CHASE NOMINEES	ASTEXMTT	581,143
ASUKEXTTL-20947-CHASE MANHATTA	ASUKEXTT	16,563,546
Bank of Ireland	BNX009IE	793,560
BARCLAYS CAPITAL NOMINEES LIMI		1,258,596
BARCLAYS CAPITAL SECURITIES LT		25,000,000
Barclays Trust Co & Others		11,216
BARCLAYS TRUST CO AS EXEC/ADM		5,551
Barclays Trust Co DMC69		26,372
Barclays Trust Co E99		470
Barclays Trust Co R69		71,011
BLENTFUKQ-16344-CHASE MANHATTA	BLENTFUK	52,850
BLENTPUKQ-16345-CHASE MANHATTA	BLENTPUK	121,318
BLEQFDUKQ-16331-CHASE MANHATTA	BLEQFDUK	370,520
BLEQPTUEA-16341-CHASE MANHATTA	BLEQPTUE	114,269
BLEQPTUKQ-16341-CHASE MANHATTA	BLEQPTUK	900,772
BLINTNUKQ-16338-CHASE NOMINEES	BLINTNUK	91,984
BLINTPUKQ-16342-CHASE MANHATTA	BLINTPUK	168,821
BLUKINTTL-16400-CHASE MANHATTA	BLUKINTT	12,202,154
BOSTON SAFE DEPOSIT AND TRUST	591668	276,499
CHASE MANHATTAN BANK	500227	6,659,458
CHASE MANHATTAN BANK	502872	2,395,263
CHASE MANHATTAN BANK	508068	610,615
CHASE MANHATTAN BANK	527191	3,452,384
CHASE MANHATTAN BANK	536747	745,762
CHASE MANHATTAN BANK	552942	692,217
Chase Manhattan Bank	585439	19,460
CHATRKTTL-16376-CHASE MANHATTA	CHATRKTT	687,348
CITIBANK, N.A. (United States)	597367	158,000
Clydesdale NomineesHGB0125	00694478	35,000
INVESTORS BANK AND TRUST CO.	428169	128,645
INVESTORS BANK AND TRUST CO.	555879	33,235
INVESTORS BANK AND TRUST CO.	573039	187,677
INVESTORS BANK AND TRUST CO.	583293	1,686,084
INVESTORS BANK AND TRUST CO.	585918	9,776
INVESTORS BANK AND TRUST CO.	586072	134,189
INVESTORS BANK AND TRUST CO.	588888	5,640
INVESTORS BANK AND TRUST CO.	590421	8,836
INVESTORS BANK AND TRUST CO.	595966	461,105
INVESTORS BANK AND TRUST CO.	598856	22,245
INVESTORS BANK AND TRUST CO.	601389	76,084
INVESTORS BANK AND TRUST CO.	911140	40,222
JPMORGAN CHASE BANK	540186	245,565
JPMORGAN CHASE BANK	555465	513,048
JPMORGAN CHASE BANK	599123	42,137
JPMorgan Chase Bank	BTC034IE	38,098
JPMorgan Chase Bank	BTC045IE	328,238
JPMorgan Chase Bank	BTGF01IE	186,512
JPMorgan Chase Bank	BTGF04IE	384,816
JPMorgan Chase Bank	BTGF05IE	150,488
JPMorgan Chase Bank	BTGF07IE	69,094
JPMorgan Chase Bank	BTK001IE	343,140
JPMorgan Chase Bank	BTS004IE	311,148
JPMorgan Chase Bank	BTS005IE	62,888
JPMorgan Chase Bank	BTS011IE	118,760
JPMorgan Chase Bank	BTS015IE	38,491
JPMorgan Chase Bank	BTS018IE	3,776
JPMorgan Chase Bank	BTS019IE	18,950
JPMorgan Chase Bank	BTS024IE	31,558
JPMorgan Chase Bank	BTS028IE	1,286,190
JPMorgan Chase Bank	BTS031IE	13,566
JPMorgan Chase Bank	BTS033IE	24,662
JPMorgan Chase Bank	BTS036IE	140,430
JPMorgan Chase Bank	BTS037IE	35,249
Master Trust Bank	BNNP06IE	90,312
Mitsubishi Trust International	BNN018IE	7,449
Mitsubishi Trust International	BNN024IE	13,362
Mitsubishi Trust International	BNN033IE	22,618
Mitsubishi Trust International	BNN046IE	63,687
NORTHERN TRUST BANK – BGI SEPA	581610	361,727
NORTHERN TRUST BANK – BGI SEPA	584069	152,555
State Street	BNN032IE	29,938
State Street	BNX012IE	55,024
STATE STREET BANK & TRUST – US	713101	1,465,452
Sumitomo TB	BNN029IE	18,763
Sumitomo TB	BNN031IE	10,808
Sumitomo TB	BNN036IE	16,268
Sumitomo TB	BNN052IE	29,223
Swan Nominees Limited		1,080
ZEBAN NOMINEES LIMITED		39,209
	Total	84,371,295

5) Number of shares/amount of stock acquired

Not applicable

6) Percentage of issued class

Not applicable

7) Number of shares/amount of stock disposed

Not disclosed

8) Percentage of issued class

Not disclosed

9) Class of security

Ordinary shares of 27.5p each

10) Date of transaction

6 October 2003

11) Date company informed

9 October 2003, on receipt of a letter dated 7 October 2003

12) Total holding following this notification

84,371,295 ordinary shares of 27.5p each

13) Total percentage holding of issued class following this notification

5.86%

14) Any additional information

15) Name of contact and telephone number for queries

Gill Roberts 020 7569 4032

16) Name and signature of authorised company official responsible for making this notification

Jackie Fox

Deputy Group Company Secretary

Date of notification 9 October 2003